
May 23, 2024

Russell Burke
Chief Financial Officer
Life360, Inc.
1900 South Norfolk Street, Suite 310
San Mateo, CA

> **Re: Life360, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K filed May 9, 2024**
> **File No. 000-56424**

Dear Russell Burke:

We have reviewed your May 9, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

Form 8-K filed May 9, 2024

Exhibit 99.1, Media release of the Registrant dated May 9, 2024 (U.S. Time)

1. We note your response to prior comment 4. As noted in Question 104.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations, revenue amounts adjusted in any manner are considered non-GAAP financial measures. The bundled offerings adjustment reverses the allocation of hardware revenue that is required to be recognized at a point in time under ASC 606. This adjustment appears to have the effect of changing the measurement and the pattern of revenue recognition, which is inconsistent with the guidance in Question 100.04 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please remove this adjustment from all non-GAAP measures in future filings.

2. We note the revised explanation of usefulness of each of the non-GAAP measures within "Supplementary and Non-GAAP Financial Information" in response to prior comment 4. You indicate that non-GAAP cost of revenue and non-GAAP operating expenses are

adjusted for non-recurring, non-cash expenses. However, we note that certain of these adjustments are recurring. Please explain how you considered Item 10(e)(1)(ii) of Regulation S-K and the guidance in Question 102.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Natalie Karam